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18007475

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NextGen Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3715Northside Parkway Suite 1-250

(No. and Street)

Atlanta	Georgia	30327
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown 678-894-1959

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

APRIO

(Name – *if individual, state last, first, middle name*)

Five Concourse Parkway #1100	Atlanta	Georgia	30328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section

MAR 01 2018

Washington DC 413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMB

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NextGen Capital Markets, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO & Financial and Operations Principal

Title

BENGIE MAR SOLON DIAMOS NOTARY EXPIRES GEORGIA February 18, 2022 PUBLIC FORSYTH COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEXTGEN CAPITAL MARKETS, LLC

Financial Statements for the year ended December 31, 2017

With Report of Independent Registered Public Accounting Firm

NEXTGEN CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
Pursuant to SEC Rule 17a-5(d)
FOR THE YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of NextGen Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NextGen Capital Markets, LLC (the "Company") as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in pages 10 through 11 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Aprio, LLP

We have served as NextGen Capital Market's auditor since 2014.

Atlanta, Georgia

February 14, 2018

INSERT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ONE PAGE

NEXTGEN CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS	
Cash	$ 1,143,688
Accounts receivable	19,485
Deposits	150
Total assets	$ 1,163,323

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Due to member	6,676
Accounts payable	$ 114
Total liabilities	6,790
MEMBER'S EQUITY	1,156,533
Total liabilities and member's equity	$ 1,163,323

The accompanying notes are an integral part of these financial statements

NEXTGEN CAPITAL MARKETS, LLC

STATEMENT OF INCOME
FOR YEAR ENDED DECEMBER 31, 2017

REVENUES	
Fee revenue	$ 686,213
Reimbursable expense income	35,705
	$ 721,918
EXPENSES	
Reimbursable expenses	35,705
Consulting and legal fees	32,913
Bad debt expense	32,250
Marketing and promotion	12,900
Regulatory expenses	12,232
Occupancy and general operating expenses	4,752
Total expenses	130,752
OTHER INCOME	
Interest income	10,327
NET INCOME	$ 601,493

The accompanying notes are an integral part of these financial statements.

NEXTGEN CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2017

	Contributed Capital	Member's Equity	Total
Balance, January 1, 2017	$ 62,636	$ 2,348,724	$ 2,411,360
Distributions to member	---	(1,856,320)	(1,856,320)
Net income	---	601,493	601,493
Balance, December 31, 2017	$ 62,636	$ 1,093,897	$ 1,156,533

The accompanying notes are an integral part of these financial statements

NEXTGEN CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 601,493
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in operating assets and liabilities	
Accounts receivable	29,778
Accounts payable	(15,765)
Due to member	6,537
Total adjustments	20,550
NET CASH PROVIDED BY OPERATING ACTIVITIES	622,043
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(1,856,320)
NET DECREASE IN CASH	(1,234,277)
Cash at beginning of year	2,377,965
Cash at end of year	$ 1,143,688

The accompanying notes are an integral part of these financial statements.

NEXTGEN CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

Note A
Summary of Significant Accounting Policies

Nature of Operations:

NextGen Capital Markets, LLC (the "Company"), was formed as a limited liability company in Georgia in January 2014. The Company is a wholly-owned subsidiary of NextGen Capital, LLC (the "Member"), is a registered broker-dealer under the Securities Exchange Act of 1934, and was approved as a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") in August 2014. The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services to domestic and international companies and assists its clients in analyzing capitalization alternatives and arranging private placements of debt, equity and equity-related securities. The Company does not carry customer funds or securities.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk Arising from Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at a financial institution that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Revenue Recognition:

Investment banking fees includes fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as the services are performed, or upon consummation of a transaction.

Income Taxes:

The Company is a single member limited liability company and as such, is a disregarded entity for tax purposes and does not file tax returns or pay income taxes. All income and losses are passed through to the Member to be included on the Member's tax return.

Note A
Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, *Accounting for Uncertainty in Income Taxes*. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status including its status as a pass-through entity, and the decision not to file a tax return. The company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, accounts receivable, other assets, due to member and accounts payable are carried at cost, which approximates their fair value because of the short- term nature of these assets and liabilities.

Note B
Related Party Transactions

The Company entered into an Expense Sharing Agreement in March 2014 with the Member. Pursuant to the agreement the Company reimburses the Member for certain expenses incurred by the Member but for which the Company receives benefit. Expenses such as rent, general office expenses, and marketing costs are allocated to the Company. The Member also incurs direct costs on behalf of the Company's customers of which the Company expenses, collects from customers, and reimburses to the Member.

During the year ended December 31, 2017, the Company incurred expenses of $19,920 pursuant to the agreement and $35,705 related to reimbursable expenses on behalf of customers. At December 31, 2017 the Company had $6,676 outstanding due to member relating to these expenses.

Note C
Net Capital

The Company, as a registered broker-dealer, is subject to the Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission and is required to maintain a minimum net capital of not less than the greater of $5,000 or 6 2/3% of the Company's aggregate indebtedness as defined by the Rule. At December 31, 2017 the Company had net capital of $1,136,898 which was $1,131,898 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 and at December 31, 2017 the ratio of aggregate indebtedness to net capital was .006 to 1.

Note D
Exemption from SEC Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to subparagraph (k)(2)(i) and accordingly is not required to maintain a reserve account for the exclusive benefit of customers.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to subparagraph (k)(2)(i) and accordingly is not required to make a determination of the possession and control requirements of the rule.

Note E
Concentrations

Significant Transactions:

A significant transaction is defined as one from which at least 10% of annual fee revenue is derived. The Company had fee revenue from two customers totaling $611,213 which comprised 89% of investment banking fee revenues for the year ended December 31, 2017. There were no amounts receivable from these customers at December 31, 2017.

Note F
Subsequent Events

The Company evaluated subsequent events through February 14, 2018, when these financial statements were available to be issued. The Company is not aware of any additional significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

SUPPLEMENTARY INFORMATION

NEXTGEN CAPITAL MARKETS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
DECEMBER 31, 2017

Total member's equity	$ 1,156,533
Nonallowable assets	
Accounts receivable	19,485
Deposits	150
Total nonallowable assets	19,635
NET CAPITAL	$ 1,136,898
COMPUTATION OF NET CAPITAL REQUIREMENT	
Aggregate indebtedness	$ 6,790
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness - $453)	$ 5,000
Capital in excess of minimum requirement	$ 1,131,898
Ratio of aggregate indebtedness to net capital	.006 to 1

Note: There is no material difference between the preceding computation and the Company's computation in the corresponding unaudited Part IIA of Form X17A-5 as of December 31, 2017.

NEXTGEN CAPITAL MARKETS, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
NextGen Capital Markets, LLC

We have reviewed management's statements, included in the accompanying exemption letter, in which (1) NextGen Capital Markets, LLC ("the Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the exemption provision) and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Aprio, LLP

Atlanta, GA

February 14, 2018

NEXTGEN CAPITAL MARKETS, LLC

EXEMPTION REPORT REQUIREMENT FOR BROKER/DEALERS UNDER RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDING DECEMBER 31, 2017

To the best knowledge and belief of NextGen Capital Markets, LLC

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, for the year ending December 31, 2017.

John Cary
Manager

Michael O. Brown
Financial and Operations Principal

NEXTGEN CAPITAL MARKETS, LLC

AGREED-UPON PROCEDURES REPORT RELATED TO THE SIPC GENERAL ASSESSMENT RECONCILIATION

DECEMBER 31, 2017

NEXTGEN CAPITAL MARKETS, LLC

TABLE OF CONTENTS

HA+W | Aprio
The new name for HA+W

Private Client

Advisory Assurance Tax

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member
of NextGen Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by NextGen Capital Markets, LLC and the the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of NextGen Capital Markets, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating NextGen Capital Markets, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). NextGen Capital Markets, LLC's management is responsible for NextGen Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) (PCAOB) and the American Institute of Certified Public Accountants (AICPA). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested, or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noted below, noting no differences;

Payee	Date	Amount
Securities Investor Protection Corp.	August 9, 2017	$ 915
Securities Investor Protection Corp.	February 12, 2018	114
Total		$ 1,029

2. Compared the total revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the total revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Read the current assessment, noting there was no overpayment applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Aprio, LLP

Atlanta, Georgia

February 14, 2018

NEXTGEN CAPITAL MARKETS, LLC
SCHEDULE OF ASSESSMENT AND PAYMENTS
GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues per Form X-17A-5 Part III	$ 732,245
Revenues per Form SIPC-7	732,245
Difference	$ -
Deductions:	
Other revenue not related either directly or indirectly to the securities business	46,032
SIPC Net Revenues per Form X-17A-5 Part III	686,213
SIPC Net Revenues per Form SIPC-7	686,213
Difference	$ -
Assessment payments per cash disbursement records	$ 1,029
Assessment payments made during 2017 and 2018 per Form SIPC-7	1,029
Remaining amount due	$ -

See Agreed-Upon Procedures Report

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-69418 FINRA DEC

NextGen Capital Markets, LLC
3715 Northside Pkwy NW - Suite1-250
Atlanta, GA 30327

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael O. Brown - 678-894-1959

2. A. General Assessment (item 2e from page 2) $ 1,029

B. Less payment made with SIPC-6 filed (exclude interest) (915)

Chk 1207 Pd 8-9-17

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 114

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 114

G. PAYMENT: √ the box
Check mailed to P.O. Box ☒ Funds Wired ☐
Total (must be same as F above) $ 114

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NextGen Capital Markets, LLC
(Name of Corporation, Partnership or other organization)

Michael O. Brown

Digitally signed by cb16ed2bd92a5201
DN: CN=Token Signing Public Key
Reason: As Financial & Operations Principal
Date: Friday, February 09, 2018 5:57:46 PM

(Authorized Signature)

Dated the 9th day of February, 20 18.

Financial & Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2017
and ending December 31, 2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 732,245
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest Income and Reimbursable Expenses (Deductions in excess of $100,000 require documentation)	(46,032)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	(46,032)
2d. SIPC Net Operating Revenues	$ 686,213
2e. General Assessment @ .0015	$ 1,029
	(to page 1, line 2.A.)

3:56 PM

02/01/18

Accrual Basis

NextGen Capital Markets, LLC
Profit & Loss
January through December 2017

	Jan - Dec 17
Ordinary Income/Expense	
Income	
Fee & Placement Income	
M&A - Advisory Fees	686,212.69
Total Fee & Placement Income	686,212.69
Other Income	0.00
Total Income	686,212.69
Expense	
General Operating Expenses	
Bank Service Charges	242.00
Rent	3,600.00
Repairs & Maintenance	480.00
Telephone & Communications	432.00
Total **General Operating Expenses**	4,754.00
Marketing Expenses	
Advertising & Promotion	2,100.00
Marketing & Sales Travel	10,800.00
Total **Marketing Expenses**	12,900.00
Professional Services	
Audit & Tax Services	15,125.00
Consulting Services	13,378.22
Legal Fees	4,409.31
Total **Professional Services**	32,912.53
Regulatory Expenses	
FINRA & State CRD Fees	11,202.62
Other Regulatory Expenses	1,029.00
Total **Regulatory Expenses**	12,231.62
Bad Debt	32,249.53
Reimbursable Expenses	35,704.78
Total Expense	130,752.46
Net Ordinary Income	555,460.23
Other Income/Expense	
Other Income	
Interest Earned	10,327.66
Reimbursable Expense Income	35,704.78
Total Other Income	46,032.44
Net Other Income	46,032.44
Net Income	**601,492.67**